Prudential Distressed Securities Fund, Inc.
                   For the Year Ended 11/30/98
                       File No. 811-07491


                          SUB-ITEM 77J

Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income; Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net realized gains on investments by $213,880, increase undistributed net investment income by $120,486 and increase paid-in capital in excess of par by $93,394. This is a result of a reclassification of short-term capital gains. Net investment income, net realized gains and net assets were not affected by these changes.